

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

<u>Via E-mail</u>
W. Nicholas Howley
Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114

> **Re: TransDigm Group Incorporated**
> **Registration Statement on Form S-4**
> **Filed February 6, 2013**
> **File No. 333-186494**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2012**
> **Filed November 16, 2012**
> **File No. 001-32833**
> **Form 10-Q for Fiscal Quarter Ended**
> **December 29, 2012**
> **Filed February 5, 2013**
> **File No. 001-32833**

Dear Mr. Howley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have also included comments regarding your Form 10-K filed November 16, 2012 and your Form 10-Q filed February 5, 2013. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

Form S-4 Filed February 6, 2013

General

1. Please be advised that any comments concerning the Form 10-K and Form 10-Q must be resolved prior to the effectiveness of this Form S-4 registration statement.

2. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary of the Exchange Offer, page 2

3. Please refer to your disclosure regarding "guarantees" on page 4 of your filing. We note that your foreign subsidiaries will not guarantee your exchange notes. In this regard, you state that as of the date of your prospectus, you have six foreign subsidiaries, two of which are holding companies. However, as part of your disclosure regarding "liabilities of subsidiaries versus notes and guarantees" (i.e., on page 31 of your filing), you state that as of December 29, 2012, thirty-one foreign subsidiaries of your company do not guarantee your Notes. In this regard, please reconcile the disclosures contained on pages 4 and 31 of your filing, or advise.

Exhibits and Financial Statement Schedules, page II-6

4. Please file your legality opinions with your next amendment or tell us when you intend to file them. Please also note that we may have comments upon review.

Signatures

5. Please revise the second half of the signature block for each of AP Global Holdings, Inc. and AP Global Acquisition Corp. so that they are signed by at least a majority of their respective boards of directors.

6. Please revise the second half of the signature block for Bridport Air-Carrier, Inc. so that it is signed by someone with the indicated capacity of either principal accounting officer or controller.

Form 10-K filed November 16, 2012

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Segment Reporting, page F-12

7. Please tell us, and revise to disclose, the factors used to identify your reportable segment, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segment(s) based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segment(s). To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment. Please be detailed in your response.

Note 9. Intangible Assets, page F-15

8. Based upon the disclosure on page F-16 of your filing, it appears that you included approximately $104 million of goodwill in the carrying amounts of the businesses that you divested during fiscal year 2011. We note from the disclosure in Note 21 to your filing that each of the divested businesses (i.e., Aero Quality Sales ("AQS") and the fastener business) was acquired earlier in fiscal year 2011, in connection with the acquisition of McKechnie Aerospace. Based upon (A) the aggregate proceeds received upon the divestitures of AQS and the fastener business, (B) the total purchase price paid for the acquisition of McKechnie Aerospace, and (C) the short period of time between the acquisition of McKechnie Aerospace and the divestiture of AQS and the fastener business, it appears that the aggregate fair value of the divested businesses may have represented approximately 21.4% of the fair value of McKechnie Aerospace – that is, assuming that the purchase and sales prices of each of the aforementioned businesses is reflective of the businesses underlying fair values. However, it appears that only approximately 12% of the goodwill that was attributed to the acquisition of McKechnie Aerospace was included in the carrying amounts of AQS and the fastener business upon disposal of the businesses. Furthermore, given the insignificant period of time between the acquisition of McKechnie Aerospace and the disposal of AQS and the fastener business, it appears unlikely that McKechnie Aerospace or the divested businesses would have been integrated into existing reporting units of your company prior to the dates on which the respective businesses were divested. Given the observations noted above, please explain to us in detail how you determined the amount of goodwill that was included as part of the carrying amounts of AQS and the fastener business upon

their respective disposals. As part of your response, please specifically tell us what consideration was given to the guidance outlined in FASB ASC 350-20-40-1 through 40-7 in determining both your accounting treatment and the amount of goodwill associated with the divested businesses.

Note 22. Quarterly Financial Data (Unaudited), page F-29

9. Please expand your disclosure to describe or cross-reference to a discussion of any significant, unusual, or infrequently occurring items that have materially affected the comparability of the information reflected in your tabular disclosure of quarterly financial data. For example, we believe that it may be appropriate for you to provide disclosure regarding your material acquisitions and the quarterly periods in which they occurred. Refer to Item 302(A)(3) of Regulation S-K for further guidance.

Form 10-Q filed February 5, 2013

Exhibits 31.1 and 31.2

10. We note that the certifications provided by your principal executive officer and principal financial officer do not include (I) the portion of the introductory language of paragraph 4 that refers to your responsibility to establish and maintain internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) or (II) the language of paragraph 4(b). In this regard, please provide an abbreviated amendment to your filing that consists of a cover page, an explanatory note, a signature page, and revised certifications of your principal executive officer and principal financial officer that comply with Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Christopher M. Kelly
        Jones Day